Exhibit 99.1

Xylo: Gix Internet Signed MOU for Investment and Merger with an AI- Robotics Company

TEL AVIV, Israel, June 06, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo”), a technology-based company engaged in advanced innovative technologies, announced today that Gix Internet Ltd. (“Gix”) (45.75% owned by Xylo) (TASE: GIX), signed a non-binding memorandum of understanding (MOU) with the shareholders of a robotics company specializing in artificial intelligence (AI) autonomous robotics solutions, mainly for logistics distributions in certain medical centers (“Robotics Company”).

Pursuant to the MOU, subject to the negotiation and execution of a definitive agreement, Gix will execute a share exchange transaction with Robotics Company. Subject and upon completion of the contemplated transaction, the Robotics Company is set to become a wholly owned subsidiary of Gix. Gix expects the contemplated transaction, once consummated, to allow Gix to execute on additional growth opportunities and technological advancements in the field of AI and robotics.

Pursuant to the MOU and subject to the fulfillment of customary closing conditions in the forthcoming definitive agreement, the shareholders of the Robotics Company will transfer all their shares to Gix in exchange for 30% of the issued and outstanding ordinary shares of Gix. The shareholders of the Robotics Company will have the option to increase their holdings to 37.5% and 45% of the issued and outstanding shares of Gix upon completion of two separate commercial milestones.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology-based company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. Xylo’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include ParaZero Technologies Ltd. and Zig Miami 54 LLC.

Xylo is traded on the Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit https://ir.xylotech.ai/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo uses forward looking statements when describing the potential synergies that may result from the merger between Gix Internet Ltd. and the Robotics Company.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com